MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet

(Expressed in Canadian dollars)

As at,

	July 31, 2003 [Unaudited]	October 31, 2002 [Audited]
Assets		
Current assets:		
Cash and cash equivalents	$ 329,427	$ 1,532,485
Deposits and other receivables	114,789	300,801
	444,216	1,833,286
Capital assets	9,787	152,746
Patents and trademarks	457,185	462,317
Royalty rights		-
	911,188	2,448,349
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	67,776	298,292
Shareholders' equity:		
Share capital:		
Authorized:		
2,000,000 special preference shares, redeemable, voting		
Unlimited common shares without par value		
Issued and outstanding:		
46,700,937 common shares (2002 - 46,700,937)	47,074,947	47,074,947
Contributed surplus	855,768	855,768
Deficit accumulated during the development stage	(47,087,451)	(45,780,658)
	843,264	2,150,057
Commitments and contingencies		
	$ 911,040	$ 2,448,349

See accompanying notes to consolidated financial statements.

"Signed"
_____
Joseph Fuda, Director

"Signed"
_____
David Sharpless, Director

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

For the,

	3 month period ended		9 month period ended	
	July 31, 2003	July 31, 2002	**July 31, 2003**	July 31, 2002
	[unaudited]	[unaudited]	[unaudited]	[unaudited]
Revenue:				
Interest and other income	$ 137	$ 42,697	$ 25,130	$ 170,169
Costs and expenses (income):				
Administration	84,983	112,614	213,159	354,454
Professional fees	34,864	102,079	103,048	254,603
Wages and salaries	32,370	181,804	156,604	690,226
Research and development	7,642	610,726	921,011	2,383,973
Travel and entertainment	5,791	30,171	11,046	110,792
Amortization of patents and trademarks	13,738	-	40,903	-
Amortization of capital assets	4,842	15,596	52,106	44,994
Unrealized foreign exchange loss (gain)	3,938	19,257	40,328	19,257
	188,168	1,072,247	1,538,205	3,858,299
Loss before the undernoted	(188,031)	(1,029,550)	(1,513,075)	(3,688,130)
Gain on disposal of assets	-	-	206,282	-
Loss before income taxes	(188,031)	(1,029,550)	(1,306,793)	(3,688,130)
Provision for (recovery of) income taxes:				
Current	-	(41,797)	-	(41,797)
Net loss for the period	$ (188,031) $	(987,753) $	(1,306,793) $	(3,646,333)
Deficit accumulated during the development stage, beginning of period	(46,899,420)	(28,498,583)	(45,780,658)	(25,789,116)
Foreign exchange difference resulting from change in reporting currency	-	-	-	(50,887)
Deficit accumulated during the development stage, end of period	$ (47,087,451) $	(29,486,336) $	(47,087,451) $	(29,486,336)
Loss per share - basic and diluted	$ (0.00) $	(0.02) $	(0.03) $	(0.08)
Weighted average number of shares	46,700,937	46,294,305	46,700,937	46,294,305

See accompanying notes to consolidated financial statements.

MICROMEM TECHNOLOGIES INC.

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)

For the,

	3 month period ended		9 month period ended	
	July 31, 2003	July 31, 2002	**July 31, 2003**	July 31, 2002
	[unaudited]	[unaudited]	[unaudited]	[unaudited]
Cash flows from operating activities:				
Net loss for the period	$ (188,031)	$ (987,753)	$ (1,306,793)	$ (3,646,333)
Adjustments to reconcile loss for				
the period to net cash used in operating activities:				
Amortization of patents and trademarks	13,738	-	40,903	-
Amortization of capital assets	4,842	75,163	52,106	166,531
Disposal of capital assets	-	-	92,117	-
Change in non-cash working capital items,				
Decrease (increase) in deposits and other receivables	40,052	139,574	186,012	164,160
Increase (decrease) in accounts payable and accrued liabilities	(158,718)	28,235	(230,516)	(257,815)
Net cash used in operating activities	(288,117)	(744,781)	(1,166,171)	(3,573,458)
Cash flows from investing activities:				
Capital assets	-	(2,094)	(1,264)	(44,997)
Patents and trademarks	(1,914)	17,180	(35,771)	(7,192)
Net cash provided by (used in) investing activities	(1,914)	15,086	(37,035)	(52,189)
Increase (decrease) in cash and cash equivalents	(290,031)	(729,695)	(1,203,206)	(3,625,647)
Cash and cash equivalents, beginning of period	619,310	2,754,286	1,532,485	5,650,238
Cash and cash equivalents, end of period	$ 329,279	$ 2,024,591	$ 329,279	$ 2,024,591
Supplemental cash flow information:				
Interest paid	-	-	-	-
Income taxes received	-	-	-	42,380
Income taxes paid	-	-	-	-

See accompanying notes to consolidated financial statements.

Supplemental Notes to the Consolidated Financial Statements

For the nine month period ended July 31, 2003

1. **Going Concern:**

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred substantial losses in its development stage and is still in the development stage. It will be necessary to raise additional funds for the continuing development, testing and commercial exploitation of its technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

The Company's ability to continue as a going concern is dependent upon completing the development of its technology for a particular application, achieving profitable operations, obtaining additional financing, and successfully bringing its technologies to the market. The outcome of these matters cannot be predicted at this time. The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business.

2. **Summary of significant accounting policies:**

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in Canadian dollars. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2002. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of October 31, 2002.

The Company has determined that its functional currency has changed from United States dollars to Canadian dollars with the effective date of November 1, 2002. Accordingly, these consolidated financial statements are presented in Canadian dollars.

Micromem Technologies Inc.
(A development stage company)

Management's Discussion and Analysis

For the nine month period ended July 31, 2003

The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of Micromem Technologies Inc. ("Micromem" or the "Company") during the period. Certain statements under this caption constitute "forward-looking statements" which are subject to certain risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements.

During the period, the Company has changed its functional currency from United States dollars to Canadian dollars with the effective date of November 1, 2002. Accordingly, the financial statements and the following discussion are presented in Canadian dollars.

Financial Results

The Company had no operating revenue in the period, its only activities being the development of its memory technologies under a research collaboration with the University of Toronto as discussed below. Its only income during the period was $25,130 compared to $170,169 for the same period in 2002 from interest earned on excess funds deployed in short-term deposits.

Costs and expenses decreased to $1,538,205 during the period in 2003 from $3,858,299 during the same period in 2002 as a result of Company's continuing efforts to reduce expenditures.

The Company continued to focus its efforts in progressing the research and development of its memory technologies by incurring $921,011 during the nine month period ended July 31, 2003 compared to $2,383,973 for the same period in 2002.

On October 24, 2002, the Company entered into a 2year research collaboration agreement ("U of T Research Collaboration Agreement") with Materials and Manufacturing Ontario ("MMO"), the University of Toronto, and Dr. Harry Ruda, Chair Professor in Nanotechnology. Through the collaboration, the Company has continued its involvement in the research and development of magnetic memory technology, carried out by a highly skilled research team headed and assembled by Dr. Ruda. Under the agreement, the Company and MMO have each conditionally committed to providing (CDN) $272,000 of funding and the combined (CDN) $544,000 will be used to cover the operating expenses of the research collaboration over a term of two years. MMO and the Company have each paid $136,000 in respect of the first year of the term of the agreement. MMO's funding of $272,000 (or $136,000 per year) is paid directly to the University of Toronto and therefore is not reflected in the Company's financial statements. Under the agreement, the Company maintains its ownership of its portfolio of patents and intellectual property that was developed prior to or outside the scope of the agreement.

During the period, Micromem entered into an "Infrastructure Agreement" with the University of Toronto to fund the assembly of a facility for research and development and fabrication of Magnetic Memory. Under the terms of the agreement, Micromem has contributed $360,000 to the University of Toronto.

Also during the period, Micromem entered into a "Collaborative Research Agreement" with Communications and Information Technology Ontario "CITO", the University of Toronto and Dr. Harry Ruda. Under the terms of the agreement, Micromem is to contribute $92,000 and $97,600 of in-kind contribution and, CITO is to contribute $308,000 directly to the University of Toronto (which is not reflected in Micromem's financial statements), for research into "High Density Magnetic Memory Device Development" over a period of two years. Of these amounts, the Company has paid $46,000, and CITO has paid $156,000, in respect of the first year of the term of the agreement. In consideration of such contribution, CITO shall receive a royalty based on revenues received from the sale of products incorporating intellectual property developed under the collaboration agreement for the remaining life of patents issued in connection with such intellectual property. Micromem also entered into an "Equipment Transfer Agreement" with the University of Toronto. Under the terms of this agreement, Micromem provided equipment having an estimated value of $297,600 to the University for incorporation into its magnetic memory facility for the research and development and fabrication of magnetic memory. Accordingly, Micromem recorded a gain on disposal of assets of $206,282.

On March 14, 2001, the Company's subsidiary, Pageant Technologies, entered into a three year Technology Development agreement with Estancia and Lienau to continue the development of the VEMRAM Technology. Under the terms of the agreement, Pageant has committed to pay Estancia $215,000 U.S. dollars per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the VEMRAM development expenses of up to a maximum of $500,000 U.S. dollars per agreement year. On April 23, 2002, the Technology Development agreement was amended to extend its term for an additional 8-month period and to reduce the amount payable to Estancia under this agreement to $107,000 U.S. dollars per year, payable monthly in arrears for the period commencing on June 1, 2002 through December 31, 2002 and for the extended period from March 9, 2004 through to November 9, 2004.

Professional fees decreased 60% to $103,048 during the period in 2003 from $254,603 during the same period in 2002. This has been achieved by bringing most of the accounting and legal work in-house and tight cost control over work carried out by external service providers.

Wages and salaries decreased 77% to $156,604 during the period in 2003 from $690,226 during the same period in 2002 as a result of reduction of employee levels in fiscal 2002.

Administration expenses decreased 40% to $213,159 during the period in 2003 from $354,454 during the same period in 2002 reflecting the results of cost control measures implemented by the Company's management.

Micromem had a net loss of $1,306,793 for the nine month period ended July 31, 2003 or $0.03 per share, a decrease of 64% over the net loss of $3,646,333 for the nine month period ended July 31, 2002 or $0.08 per share.

Financing Activities

As at July 31, 2003, the Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies. Micromem currently has no lines of credit in place and must obtain equity financing from investors in order to meet its cash flow needs until it can generate revenues. The Company has 5,300,000 directors, senior officers and employees stock options outstanding, each option entitling the holder to purchase one common share of the Company for (US) $0.10 on or before expiry on July 1, 2008.

Additionally, after the end of the period the Company accepted subscriptions for two private placements for a total of 2,031,250 common shares for gross proceeds of (US) $162,500. Each common share has a series A warrant attached. Each series A warrant entitles the holder to purchase one additional common share and one series B warrant at (US) $0.08. Each series B warrant entitles the holder to purchase one additional common share at (US) $0.08.

Investing Activities

Micromem had no material commitments for capital expenditures as of July 31, 2003. In March 2001, Micromem and Pageant International completed an asset purchase agreement with Estancia Limited and Richard Lienau, which provided for the purchase of all interests and royalties in respect of VEMRAM™ technology and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the

Joint Ownership and Licensing Agreement dated as of September 17, 1997. The total consideration payable in respect of the purchased assets is $50 million U.S. dollars in the form of cash and shares. Of this amount, $10 million U.S. dollars was paid at closing through a cash payment of $2.0 million U.S. dollars and the issuance by Micromem of 2,007,831 common shares valued at $3.98 U.S. dollars per share. The balance of $40 million U.S. dollars will be payable in two equal amounts of $20 million U.S. dollars each upon achievement of certain milestones provided that a minimum of 50% of each $20 million U.S. dollars payment shall be in the form of shares of Micromem.

Risk Factors

The Company and the Company's investors face a number of significant risks, which remain substantially unchanged from those described in Part I, item 3-B, " *Risk Factors",* of the Company's 2002 Annual Report on Form 20-F filed with United States Securities and Exchange Commission (and filed with the Ontario, Alberta, British Columbia and Manitoba Securities Commission through "SEDAR").